Filed by HudBay Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Augusta Resource Corporation
Commission File Number: 001-32943
Date: April 4, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

March 31, 2014

Item 3.                                                         News Release

Hudbay issued a news release with respect to the material change referred to in this report on March 31, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On March 31, 2014, Hudbay announced that it had extended its offer to acquire all of the outstanding common shares (“Augusta Shares”) of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay until 5:00 p.m. (Toronto time) on May 5, 2014. Hudbay further announced that it will not extend the offer beyond May 5, 2014 unless, at or by that date, the remaining conditions to the offer have been satisfied or waived, including the condition that Augusta’s shareholder rights plan has been waived, invalidated or cease-traded. Hudbay will be applying to the British Columbia Securities Commission to cease trade Augusta’s shareholder rights plan prior to May 5, 2014.

Item 5.                                                         Full Description of Material Change

On March 31, 2014, Hudbay announced that it had varied its offer dated February 10, 2014, as previously amended (the “Original Offer”), to purchase, on and subject to the terms and conditions of the Original Offer, all of the issued and outstanding Augusta Shares, other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding after the date of the Original Offer but before the expiration of the Offer (as defined below) upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any Augusta Shares, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. (the “Shareholder Rights Plan”), in order to, among other things, extend the expiry time of the Original Offer to 5:00 p.m. (Toronto Time) on May 5, 2014 (the “Expiry Time”). The Original Offer, as amended and extended, is referred to herein as the “Offer”.

Hudbay further announced that it will not extend the Offer beyond May 5, 2014 unless, at or by that date, the remaining conditions to the Offer have been satisfied or waived, including the condition that the Shareholder Rights Plan has been waived, invalidated or cease-traded. Hudbay will be applying to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to the Expiry Time.

The full details of the Offer are set out in the take-over bid circular and accompanying offer documents, as amended by notices of variation and extension (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This material change report is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

April 4, 2014

Important Notice

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including Hudbay’s intention to apply to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan, the prospects of Augusta’s strategic review process, the market for the common shares of Hudbay, the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of the Rosemont Project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives; the availability of financing for Hudbay’s exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the common shares of Hudbay received as consideration under the Offer and the impact of such issuance on the market price of the common shares of Hudbay, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the reduced trading liquidity of Augusta Shares not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management of direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond its control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards (including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations (including permitting requirements and anti-bribery legislation), dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.